Exhibit 99.2

Hypebeast Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 00150)

ANNUAL RESULTS
FOR THE YEAR ENDED 31 MARCH 2022

ANNUAL RESULTS

The board (the “Board”) of directors (the “Directors”) of Hypebeast Limited (the “Company”) is pleased to present the consolidated annual results of the Company and its subsidiaries (collectively, the “Group”) for the year ended 31 March 2022 (“FY2022”), together with the comparative figures for the year ended 31 March 2021 (“FY2021”), as follows:

FINANCIAL HIGHLIGHTS

	FY2022 HK$’000	FY2021 HK$’000
Revenue	895,632	674,212
– Media	653,590	447,379
– E-commerce and Retail	242,042	226,833
Gross profit	549,313	334,127
Gross profit margin	61.3%	49.6%
Selling and marketing expenses	(160,391)	(112,791)
Administration and operating expenses	(202,650)	(125,005)
Professional fee related to the Merger	(30,185)	–
EBITDA*	174,252	122,596
Net profit	100,167	70,584
Net profit margin	11.2%	10.5%
Earnings per share
–Basic (HK cent)	4.88	3.47
–Diluted (HK cent)	4.87	3.45

*	Earnings before interest, tax, depreciation and amortization (“EBITDA”) is calculated as profit before tax + interest expense + depreciation + amortization expense

The Board does not recommend the payment of a final dividend for FY2022.

KEY BUSINESS HIGHLIGHTS

•	The Group recorded strong revenue growth in FY2022 and reported another all-time high in revenue and profitability. Revenue amounted to HK$895.6 million in FY2022, up from HK$674.2 million in FY2021, representing an increase of HK$221.4 million or 32.8%. Gross profit margin rose by 11.7 percentage points from 49.6% in FY2021 to 61.3% in FY2022;

•	The Group delivered net profit of HK$100.2 million for FY2022, a 41.9% increase compared to FY2021. The increase translated to an improvement of net profit margin by 0.7 percentage points, resulting in an increase from 10.5% in FY2021 to 11.2% in FY2022;

•	Demand for the Group’s media and agency services remained strong, with total value in signed contracts for the Media Segment having increased by 31.7% during FY2022 as compared to the prior year; and

•	12-month average website monthly unique visitors (number of user who requests webpages across Hypebeast, Hypebae and Popbee platforms in a month) amounted to 16.4 million, representing a 5.1% increase over FY2021, and aggregated social media following (total number of followers on all third-party social media platforms, including but not limited to Facebook, Instagram, Twitter) increased from 26.1 million as at 31 March 2021 to 32.4 million as at 31 March 2022.

BUSINESS OVERVIEW

The Group is a media and e-commerce company primarily engaged in (i) the provision of creative advertising services and advertising spaces for global brands (the “Media Segment”); and (ii) the sale of goods through its online and offline retail platform (the “E-commerce and Retail Segment”).

The Group produces and distributes youth-focused digital content centering on fashion, lifestyle, technology, arts & entertainment, culture and music to its visitors and followers. Digital content is distributed via the Group’s media platforms (including its Hypebeast, Hypebae and Popbee websites and mobile apps) and popular third-party social media platforms, including but not limited to Facebook, Instagram, Twitter, TikTok, Youtube, Wechat, Weibo, Kakao and Naver. The Group also maintains multi-language versions of its flagship Hypebeast property across both website and social media platforms, with content available in English, Chinese, Japanese, Korean and Indonesian. The Group delivers bespoke creative solutions through its agency business to its brand clients, with services including but not limited to creative conceptualization, talent curation, technical production, campaign execution, data intelligence and distribution of digital media advertisement via the Group’s digital media platforms.

The Group engages in retail of footwear, apparel, accessories, homeware and lifestyle goods under its HBX E-commerce platform and retail shop. The HBX E-commerce platform focuses on delivering the latest, trend-setting apparel, accessories and lifestyle products to its customers, curating and creating fashion-forward pieces and collaborations to include in its merchandise portfolio. Combining the Group’s unique insight into youth culture, and its longstanding reputation in the industry as a community and cultural leader, the Group is able to source and curate products most desired by its target demographic, thereby generating growing popularity and usage amongst shoppers.

BUSINESS PROSPECT AND FUTURE DEVELOPMENTS

•	As COVID-19 pandemic’s intensity wanes and pandemic-related restrictions continue to ease, the Group’s events production and offline partnerships under the Media Segment have surpassed pre-COVID-19 and FY2019 levels. The Group noted increasing demand for offline campaigns and activations as global marketing spend continues to expand;

•	COVID-19 pandemic accelerated the digitalization of advertising as global brands shift marketing dollars from traditional marketing channels to digital channels; the Group forecasts a positive effect on the Media Segment going forward with an increase in the number and size of media contracts;

•	The Group aims to attract and reach a wider user-customer base through its development of new editorial properties, such as Hypegolf (focusing on golf and lifestyle), Hypeart (focusing on art and artists) and HYPEMOON (focusing on Web 3.0 projects and technologies). The Group continues to explore similar opportunities by establishing various offline channels and touchpoints in order to drive the Group’s brand awareness and increase engagement with new and existing users and customers;

•	The Group’s HYPEBEAST building in New York City in the United States of America (the “US”) opened on 17 June 2022 in Chinatown, Manhattan. Our flagship location hosts the Group’s US East Coast office, as well as an HBX’s retail store, a Hypebeans café and multifunctional spaces to host cultural activations, events and Media Segment sales campaigns;

•	In FY2022, the Group priority remains to monetizing its wide-reaching and ever- growing follower base by encouraging user conversion through the integration of its E-commerce and Retail Segment services directly with the compelling and engaging content produced from the Group’s media platforms. The Group continued to make enhancements and investments on the HBX’s platform and various back-end platforms to enhance the user journey with the ultimate aim to allow our loyal community of readers to enjoy a seamless shopping experience on an integrated site and mobile app; and

•	The Group is and continues to be geographically and strategically well-positioned to capture significant growth opportunities in both its Media and E-commerce and Retail Segments in its key operating regions, through leveraging the Group’s brand popularity and high-profile networks, particularly, in the US, United Kingdom, China, South Korea, Japan and Southeast Asia.

BUSINESS AND FINANCIAL REVIEW

The Group ended the financial year on a high note as the Group achieved new records for revenue and gross profit.

	FY2022 HK$’000	FY2021 HK$’000	% Change
Revenue	895,632	674,212	32.8%
Gross Profit	549,313	334,127	64.4%
Adjusted EBITDA (Note)	204,437	122,596	66.8%

Note: Adjusted EBITDA refers to EBITDA for the year excluding the one-off professional fee related to the Merger.

•	Revenue experienced an overall strong double-digit percentage growth in FY2022 compared to FY2021, with an increase of HK$221.4 million, or 32.8%, to HK$895.6 million. Media Segment recorded an increase in revenue of 46.1% to HK$653.6 million, while revenue from E-commerce and Retail Segment increased by 6.7% to HK$242.0 million as compared to FY2021.

•	Gross profit amounted to HK$549.3 million in FY2022, representing an increase of HK$215.2 million, or 64.4%, as compared to FY2021, resulting in a notable improvement in gross profit margin which increased by 11.7 percentage points to 61.3%.

•	Adjusted EBITDA amounted to HK$204.4 million in FY2022, representing an increase of HK$81.8 million, or 66.8%, as compared to FY2021, resulting in an increase in adjusted EBITDA margin of 4.6 percentage points from 18.2% to 22.8%.

•	Selling and marketing expenses of the Group increased by 42.2% from HK$112.8 million in FY2021 to HK$160.4 million in FY2022 and, correspondingly as a percentage of revenue, slightly increased from 16.7% in FY2021 to 17.9% in FY2022. The Group’s recovery from the COVID-19 pandemic led to increases in revenue followed by increase in (i) the new headcounts within the Group’s sales and marketing team to drive current and future revenue and business growth; and (ii) spending in the Group’s social media marketing and advertising for digital and e-commerce platforms.

•	Administrative and operating expenses of the Group increased by 62.1% from HK$125.0 million in FY2021 to HK$202.7 million in FY2022 and correspondingly as a percentage of revenue, increased from 18.5% in FY2021 to 22.6% in FY2022. The overall increase was mainly led by (i) staff costs in support of headcount additions to meet increasing demand; and (ii) weaker comparatives in FY2021 due to the government subsidies received and other management led cost-savings measures employed.

•	In April 2022, the Company entered into an agreement and plan of merger (the “Merger”) (the “Merger Agreement”) with Iron Spark I Inc. (the “Iron Spark”). Upon completion of the Merger, the Company will, in addition to remaining as a company listed on the Stock Exchange, become the resulting US-listed company and qualify as a foreign private issuer with its Consolidated Shares listed for trading on Nasdaq. Accordingly, there was approximately HK$30.2 million of one-time legal and professional fees paid for the Merger recorded for the year while no such cost was recognized for FY2021.

•	For the purpose of impairment assessment for amount due from a joint venture, exposure to credit risk for this balance is assessed individually with lifetime expected credit loss. The balance is considered as credit-impaired as there is no realistic prospect of recovery after assessing the recent financial information of the joint venture. Impairment losses under expected credit loss model of HK$8.7 million on amount due from a joint venture was provided by the Group in FY2022.

•	The Group maintained its efforts on the collection of trade receivables and the sell- through of inventories throughout FY2022, which led to the overall health of the treasury position and working capital as of year end.

	FY2022	FY2021
	HK$’000	HK$’000
Extracts of cash flow
Net cash from operating activities	158,568	195,715
Net cash used in investing activities	(70,110)	(12,264)
Net cash used in financing activities	(15,746)	(43,027)

Net increase in cash and cash equivalents	72,712	140,424

Cash and cash equivalents at beginning of the year	209,575	67,251

Effect of foreign exchange rate changes	1,982	1,900

Cash and cash equivalents at end of the year, representing bank balances and cash	284,269	209,575

Media Segment

The Media Segment emerged strongly in FY2022.

	FY2022	FY2021
	HK$’000	HK$’000
Revenue	653,590	447,379
Gross Profit	450,916	245,059

●	The Media Segment experienced robust strength in the year with revenue increased by HK$206.2 million to HK$653.6 million in FY2022, representing a significant rise of 46.1% from HK$447.4 million in FY2021. The Group is and continues to be well-positioned to capture significant growth opportunities in the Media Segment as indicated by record high total signed contract value (a key operating measure defined as the total dollar value of media contracts signed within a period) and number of signed contracts (a key operating measure defined as the total number of signed media contracts within a period) which represented an increase of 31.7% and 32.1% respectively as compared to FY2021.

●	The Group is and continues to be geographically and strategically well-positioned to capture significant growth opportunities in its key operating regions, through leveraging the Group’s brand popularity and high-profile networks, particularly, in the US, United Kingdom, China, South Korea, Japan and Southeast Asia. The Group recorded strong growth in both North America and EMEA regions, with media revenue increased by 94.6% in US, 84.7% in Italy and 102.0% in United Kingdom.

●	The Group effectively adjusted its production strategies so as to adapt to the COVID-19 pandemic environment. Campaign productions were more streamlined and cost-optimized and such adjustments resulted in a significant improvement in profitability. As a result, campaign production costs incurred during the year impacted by the COVID-19 pandemic were lower than expected, leading to adjustments in the provision for campaign costs. Gross profit of the Media Segment soared in FY2022 and reached a record high of HK$450.9 million, representing an increase of HK$205.9 million, or 84.0%, versus FY2021. The Group recorded a notable rise in gross profit margin of the Media Segment in FY2022, an increase of 14.2 percentage points to 69.0% in FY2022 from 54.8% in FY2021.

●	As the pandemic appears to ease and pandemic-related restrictions begin to be lifted, the Group’s physical campaign productions are expected to resume at nearly full capacity. The Group anticipates a boost in the scale and quantity of production-related campaigns and physical activations.

E-commerce and Retail Segment

●	Revenue from the E-commerce and Retail Segment increased from HK$226.8 million in FY2021 to HK$242.0 million in FY2022, or an increase of 6.7%. Gross profit of the E-commerce and Retail Segment amounted to HK$98.4 million in FY2022, representing an increase of HK$9.3 million, or 10.5%, as compared to FY2021. Such increases were mainly driven by the increase in proportion of full price items.

●	The Group continues to improve and refine its product offerings on HBX.com. The average retail price of products sold (an operating measure defined as the total retail price of products sold divided by the number of products sold within a period) improved from approximately HK$1,050 in FY2021 to approximately HK$1,080 in FY2022, whilst the average order value (an operating measure defined as revenue from the E-commerce and Retail Segment divided by the number of orders within a period) improved by 3.4% from approximately HK$1,929 in FY2021 to HK$1,995 in FY2022. Such increases are indicative of the customers’ focus on value over price and their willingness to spend on a widening range of HBX’s curated and high quality products.

●	The HBX physical retail shop located in Central, Hong Kong remains a strong marketing window and attraction point for customers to participate in the Hypebeast ecosystem in offline. In addition, the Group’s US flagship store opened in June 2022 (subsequent to the reporting financial year), spanning seven floors housing the US East Coast office, the US New York HBX flagship store, a Hypebeans café as well as event spaces. The New York flagship store will support execution and accelerate growth of our strong North American customer base and serve as a focused point of marketing for the E-commerce and Retail Segment.

●	HBX continues to strive to be one of the most curated online destinations for cultural enthusiasts, and the Group’s product offerings expanded into homeware, toys, and other lifestyle products to positive reception from customers.

Non-IFRS Measures and Their Adjustment

To supplement our consolidated financial statements, which are presented in accordance with the IFRS, we also adopted certain non-IFRS measures such as EBITDA, adjusted EBITDA and adjusted profit for the year as additional financial measures, which is not required by, or presented in accordance with, the IFRS. We believe that such non-IFRS measures facilitate comparisons of operating performance from period to period and company to company by eliminating potential impacts of, for example, one-off professional fee related to the Merger that our management do not consider to be indicative of our operating performance. The Group believes these adjusted measures provide useful information to shareholders and potential investors in understanding and evaluating the Group’s consolidated operating results in the same manner as the Group’s management.

The following table sets forth the reconciliation from profit before tax to EBITDA for the years indicated:

	FY2022 HK$’000	FY2021 HK$’000
Profit Before Tax	142,050	93,091
Add:
Interest Expense	4,588	1,622
Depreciation Expense	27,503	27,778
Amortization Expense	111	105
EBITDA	174,252	122,596

The following table sets forth the reconciliation between profit for the year to adjusted profit for the year and EBITDA to adjusted EBITDA for the years indicated:

	FY2022 HK$’000	FY2021 HK$’000
Profit for the Year	100,167	70,584
Add:
One-off Professional Fee related to the Merger	30,185	–
Adjusted Profit for the Year	130,352	70,584

	FY2022 HK$’000	FY2021 HK$’000
EBITDA	174,252	122,596
Add:
One-off Professional Fee related to the Merger	30,185	–
Adjusted EBITDA	204,437	122,596

Adjusted profit for the year increased by 84.7% from HK$70.6 million in FY2021 to HK$130.4 million in FY2022, whilst adjusted EBITDA increased by 66.8% from HK$122.6 million in FY2021 to HK$204.4 million in FY2022. Such increases were mainly attributable to increase in revenue from both Media and E-commerce and Retail Segments and production cost savings for FY2022 as discussed above.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 March 2022

	NOTES	2022 HK$’000	2021 HK$’000
Revenue	3	895,632	674,212
Cost of revenue		(346,319)	(340,085)

Gross profit		549,313	334,127
Other income, other gains and losses		4,880	3,177
Selling and marketing expenses		(160,391)	(112,791)
Administrative and operating expenses		(202,650)	(125,005)
Professional fee related to the Merger		(30,185)	–
Impairment losses under expected credit losses model, net of reversal		(11,681)	(4,795)
Impairment loss recognised on intangible assets		(2,648)	–
Finance costs		(4,588)	(1,622)

Profit before tax		142,050	93,091
Income tax expense	5	(41,883)	(22,507)

Profit for the year	6	100,167	70,584
Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		2,878	3,934

Total comprehensive income for the year		103,045	74,518

Earnings per share	8
– Basic (HK cent)		4.88	3.47

–Diluted (HK cent)		4.87	3.45

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 March 2022

	NOTES	31/3/2022 HK$’000	31/3/2021 HK$’000	1/4/2020 HK$’000
Non-current assets
Property, plant and equipment		52,701	22,590	12,238
Intangible assets		11,767	962	988
Right-of-use assets	9	70,013	78,951	46,254
Rental and other deposits	10	7,622	7,465	5,298
Interest in a joint venture		–	–	–
Financial assets at fair value through profit or loss (“FVTPL”)		24,258	1,647	–
Amount due from a joint venture		–	9,101	11,870
Deferred tax assets		1,022	479	–
		167,383	121,195	76,648
Current assets
Inventories		69,702	42,389	71,408
Trade and other receivables	10	183,018	196,942	221,400
Tax prepayments		10,510	–	–
Contract assets	11	5,154	1,484	1,855
Pledged bank deposits		10,000	10,000	15,603
Bank balances and cash		284,269	209,575	67,251
		562,653	460,390	377,517
Current liabilities
Trade and other payables	12	145,708	117,886	88,894
Contract liabilities	13	11,602	9,020	4,429
Derivative financial instruments		620	–	–
Bank borrowings – due within one year		7,363	5,996	32,836
Lease liabilities	14	15,919	15,763	15,862
Tax payables		12,879	5,661	5,976
		194,091	154,326	147,997
Net current assets		368,562	306,064	229,520
Total assets less current liabilities		535,945	427,259	306,168

	NOTES	31/3/2022 HK$’000	31/3/2021 HK$’000	1/4/2020 HK$’000
Non-current liabilities
Lease liabilities	14	58,029	66,016	30,899
Deferred tax liabilities		–	–	74
		58,029	66,016	30,973
Net assets		477,916	361,243	275,195
Capital and reserves
Share capital	15	20,536	20,459	20,231
Reserves		457,380	340,784	254,964
		477,916	361,243	275,195

NOTES:

1.	GENERAL

The Company was incorporated in the Cayman Islands as an exempted company and registered in the Cayman Islands with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on 25 September 2015. The Company’s shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Its registered office is located at Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman, KY1-1103, Cayman Islands. The address of its principal place of business is 10/F, KC100, 100 Kwai Cheong Road, Kwai Chung, Hong Kong and was subsequently changed to 40/F, Cable TV Tower, No. 9 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong with effect from 1 February 2022.

The Company is an investment holding company and its subsidiaries and variable interest entity (the “VIE”) (hereinafter together with the Company collectively referred to as the “Group”) are principally engaged in the provision of advertising spaces services, provision of services for creative agency projects, publication of magazines and operation of online and offline retail platform. Its parent and ultimate holding company is CORE Capital Group Limited, a private company incorporated in the British Virgin Islands. Its ultimate controlling party is Mr. Ma Pak Wing Kevin (“Mr. Ma”).

The consolidated financial statements are presented in Hong Kong dollars (“HK$”), which are the same as the functional currency of the Company.

2.	APPLICATION OF NEW AND AMENDMENTS TO IFRSs

Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Company has applied the following amendments to IFRSs for the first time, which are mandatorily effective for the annual periods beginning on or after 1 January 2021 for the preparation of the consolidated financial statements:

Amendment to IFRS 16	Covid-19-Related Rent Concessions
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2

In addition, the Group applied the agenda decision of the IFRS Interpretations Committee (the “Committee”) of the International Accounting Standards Board issued in June 2021 which clarified the costs an entity should include as “estimated costs necessary to make the sale” when determining the net realisable value of inventories.

Except as described below, the application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/ or on the disclosures set out in these consolidated financial statements.

2.1	Impacts on application of the agenda decision of the Committee — Cost necessary to sell inventories (IAS2 Inventories)

In June 2021, the Committee, through its agenda decision, clarified the costs an entity should include as "estimated costs necessary to make the sale" when determining the net realisable value of inventories. In particular, whether such costs should be limited to those that are incremental to the sale. The Committee concluded that the estimated costs necessary to make the sale should not be limited to those that are incremental but should also include costs that an entity must incur to sell its inventories including those that are not incremental to a particular sale.

The Group's accounting policy prior to the Committee's agenda decision was to determine the net realisable value of inventories taking into consideration incremental costs only. Upon application of the Committee's agenda decision, the Group changed its accounting policy to determine the net realisable value of inventories taking into consideration both incremental costs and other cost necessary to sell inventories. The new accounting policy has been applied retrospectively. The application of the Committee's agenda decision has had no material impact on the Group's financial positions and performance.

2.2	Impacts on application of Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform — Phase 2

The Group has applied the amendments for the first time in the current year. The amendments relate to changes in the basis for determining the contractual cash flows of financial assets, financial liabilities and lease liabilities as a result of interest rate benchmark reform, specific hedge accounting requirements and the related disclosure requirements applying IFRS 7 Financial Instruments: Disclosures (“IFRS 7”).

As at 1 April 2021, the Group has one bank borrowing, the interests of which is indexed to benchmark rate that will or may be subject to interest rate benchmark reform. The carrying amount of the bank borrowing is as follow:

HKD

Hong Kong

Interbank

Offered Rate

(“HIBOR”)

HK$'000

Bank borrowing	610

The amendments have had no impact on the consolidated financial statements as the Group had confirmed with the relevant counterparty that HIBOR will continue to maturity.

New and amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs standards that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments2
Amendments to IFRS 3	Reference to the Conceptual Framework1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture3
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies2
Amendments to IAS 8	Definition of Accounting Estimates2
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction2
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use1
Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract1
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018–20201

1	Effective for annual periods beginning on or after 1 January 2022
2	Effective for annual periods beginning on or after 1 January 2023
3	Effective for annual periods beginning on or after a date to be determined

Except for the amendments to IFRSs mentioned below, the directors of the Company (the “Directors”) anticipate that the application of all other new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments narrow the scope of the recognition exemption of deferred tax liabilities and deferred tax assets in paragraphs 15 and 24 of IAS 12 Income Taxes so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 requirements to the relevant assets and liabilities as a whole. Temporary differences relating to relevant assets and liabilities are assessed on a net basis.

Upon the application of the amendments, the Group will recognize a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with the right-of-use assets and the lease liabilities.

The amendments are effective for annual reporting periods beginning on or after 1 April 2023, with early application permitted. As at 31 March 2022, the carrying amounts of right-of-use assets and lease liabilities which are subject to the amendments amounted to HK$70,013,000 and HK$73,948,000, respectively. The Group is still in the process of assessing the full impact of the application of the amendments.

3.	REVENUE

Disaggregation of revenue from contracts with customers

	Media		E-commerce and retail		Total
	2022	2021	2022	2021	2022	2021
Segments	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Sales of goods through online and offline retail platform	–	–	232,435	224,432	232,435	224,432
Commission fee from consignment sales	–	–	4,869	2,401	4,869	2,401
Provision of advertising spaces	382,990	215,633	–	–	382,990	215,633
Provision of services for creative agency projects	270,600	231,536	–	–	270,600	231,536
Publication of magazines	–	210	–	–	–	210
Beverage income	–	–	4,738	–	4,738	–
Total revenue from contracts with customers	653,590	447,379	242,042	226,833	895,632	674,212

	Media		E-commerce and retail		Total
	2022	2021	2022	2021	2022	2021
Segments	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Geographical markets
Hong Kong	38,374	36,729	46,012	32,017	84,386	68,746
The People’s Republic of China (the “PRC”)	137,125	141,166	26,406	17,060	163,531	158,226
United States (“US”)	229,421	117,875	51,814	58,680	281,235	176,555
Other countries	248,670	151,609	117,810	119,076	366,480	270,685
Total	653,590	447,379	242,042	226,833	895,632	674,212

Timing of revenue recognition
A point in time	237,433	130,513	242,042	226,833	479,475	357,346
Over time	416,157	316,866	–	–	416,157	316,866
Total	653,590	447,379	242,042	226,833	895,632	674,212

4.	SEGMENT INFORMATION

Information reported to the Chief Executive Officer of the Group, being the chief operating decision maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on types of goods delivered, or service provided. The CODM has chosen to organise the Group’s results according to the category of the business segment and differences in nature of the goods and services that each segment delivers. No operating segments identified by CODM have been aggregated in arriving at the reportable segments of the Group.

Specifically, the Group’s reportable and operating segments under IFRS 8 Operating Segment are as follows:

Media segment	–	Provision of advertising spaces, provision of services for creative agency projects and publication of magazines

E-commerce and retail segment	–	Operation of online and offline retail platform for the sale of third- party branded clothing, shoes and accessories, commission fee from consignment sales and beverage income

The following is an analysis of the Group’s revenue and results by operating and reportable segments:

	Media	E-commerce and retail	Consolidated
Year ended 31 March 2022	HK$’000	HK$’000	HK$’000
Total segment revenue	653,590	242,042	895,632

Segment results	295,222	(16,014)	279,208

Finance costs			(4,588)
Share-based payment expense			(6,285)
Gain on fair value changes of financial assets at FVTPL			4,181
Loss on fair value changes of derivative financial instruments			(620)
Impairment losses recognized on intangible assets			(2,648)
Impairment losses recognized on amount due from a joint venture			(8,694)
Professional fee related to the Merger			(30,185)
Central administration costs			(55,331)
Unallocated expenses			(32,988)
Profit before tax			142,050

	Media	E-commerce and retail	Consolidated
Year ended 31 March 2021	HK$’000	HK$’000	HK$’000
Total segment revenue	447,379	226,833	674,212

Segment results	144,798	7,947	152,745

Finance costs			(1,622)
Share-based payment expense			(7,003)
Impairment losses recognized on amount due from a joint venture			(4,019)
Central administration costs			(23,396)
Unallocated expenses			(23,614)
Profit before tax			93,091

5.	INCOME TAX EXPENSE

	2022 HK$’000	2021 HK$’000
Current tax:
– Hong Kong Profits Tax	18,146	9,240
– The PRC Enterprise Income Tax (“EIT”)	20,609	12,274
– Other jurisdictions	3,195	1,678
Overprovision in prior year
– Hong Kong Profits Tax	(132)	(132)
PRC withholding tax on distributed profits from PRC subsidiaries	608	–
Deferred tax:	42,426	23,060
Credit for the year	(543)	(553)
	41,883	22,507

Income tax expense at concessionary rate

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Basis income tax expense

The basic tax rate of the Company’s PRC subsidiaries is 25% for both years under the Law of the PRC on Enterprise Income Tax (the “EIT Law”) and Implementation Regulations of the EIT Law.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

6.	PROFIT FOR THE YEAR

	2022 HK$’000	2021 HK$’000
Profit for the year has been arrived at after charging:
Directors’ remuneration	6,985	2,582
Other staff costs
– salaries and allowances	204,057	130,215
– discretionary bonus	24,853	97
– retirement benefits scheme contribution	6,887	5,609
– share-based payment expenses	5,107	6,545

Total directors and other staff costs	247,889	145,048
Auditor’s remuneration	1,400	1,385
Cost of inventories recognised as an expense (included in cost of revenue)	127,768	128,929
Depreciation of property, plant and equipment	6,186	6,525
Depreciation of right-of-use assets	21,317	21,253
Amortization of intangible assets	111	105
Website content update expense (Note)	2,103	1,706
Write-down of inventories	1,825	1,038

Note:	Amounts represent expenses incurred and paid to freelance bloggers for content update in the web pages and were recorded as “administrative and operating expenses”.

7.	DIVIDENDS

No dividend was paid or proposed for ordinary shareholders of the Company during both years, nor has any dividend been proposed since the end of the reporting period.

8.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended 31 March 2022 and 2021 is based on the following data:

	2022 HK$’000	2021 HK$’000
Earnings
Earnings for the purpose of basic and diluted earnings per share (profit for the year attributable to the owners of the Company)	100,167	70,584

	2022 ’000	2021 ’000
Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,052,921	2,035,502

Effect of dilutive potential ordinary shares: Share options issued by the Company	5,911	11,790

Weighted average number of ordinary shares for the purpose of diluted earnings per share	2,058,832	2,047,292

9.	RIGHT-OF-USE ASSETS

	Leased properties	Motor vehicle	Total
	HK$’000	HK$’000	HK$’000
As at 1 April 2021
Carrying amount	78,951	–	78,951

As at 31 March 2022
Carrying amount	70,013	–	70,013

For the year ended 31 March 2021
Depreciation charge	20,974	279	21,253

For the year ended 31 March 2022
Depreciation charge	21,317	–	21,317

	2022 HK$’000	2021 HK$’000
Expenses relating to short-term leases	3,297	5,006

Variable lease payments not included in the measurement of lease liabilities (Note)	1,842	1,100

Total cash outflow for leases	29,399	26,327

Additions to right-of-use assets	12,037	56,239

Note:	Leases of a retail store contain variable lease payment that are based on 12.5% (2021: 12.5%) of sales over the lease term. The amount of variable lease payments paid/payable to relevant lessor for the year ended 31 March 2022 amounted to HK$1,842,000 (2021: HK$1,100,000). The overall financial effect of using variable payment term is that higher rental costs are incurred by the store with higher sales. Variable rent expenses are expected to continue to represent a similar proportion of store sales in future years.

The above right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the respective lease terms ranging from 1 to 7 years.

During the year ended 31 March 2022, the Group leases offices and warehouses for its operations. Lease contracts are entered into for fixed term of 1 to 5 years.

During the year ended 31 March 2021, the Group leases offices and a motor vehicle for its operations. Lease contracts are entered into for fixed term of 1 to 7 years.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

The Group regularly entered into short-term leases for properties. As at 31 March 2022 and 31 March 2021, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

Restrictions on assets

As at 31 March 2022, lease liabilities of approximately HK$73,948,000 (2021: HK$81,779,000) is recognized with related right-of-use assets of approximately HK$70,013,000 (2021: HK$78,951,000). The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor and the relevant leased assets may not be used as security for borrowing purposes.

10.	TRADE AND OTHER RECEIVABLES

	2022 HK$’000	2021 HK$’000
Trade receivables	128,898	83,793
Unbilled receivables (Note (b))	23,747	89,876
Trade and unbilled receivables	152,645	173,669

Less: allowance for credit losses	(945)	(928)

Trade and unbilled receivables (net carrying amount)	151,700	172,741
Advance to staff	1,106	410
Rental and utilities deposits	11,401	9,101
Prepayments	22,404	21,284
Deposit paid for long term investment	1,950	—
Deferred issue costs related to the Merger	1,665	—
Other receivables	414	871

Total	190,640	204,407
Analysed as:
Current	183,018	196,942
Non-current (Note (a))	7,622	7,465

Total	190,640	204,407

Notes:

(a)	The amounts included certain rental deposit and deposit paid for long term investment.

(b)	Certain tax bureaus in the PRC have set monthly quotas on the aggregate invoice amounts for transactions in the media segment. The unbilled receivables represent the amount of unconditional right to the consideration for completed performance obligations but the related invoices have not yet been issued as at year end as the quota limit has been exceeded.

As at 1 April 2020, trade and unbilled receivables from contracts with customers amounted to HK$188,386,000.

The Group allows credit periods ranging from 30 to 60 days to its trade customers derived from provision of advertising spaces and creative agency projects, whereas no credit period is granted to customers from online and offline retail platforms, consignor from consignment sales commission income and subscribers of magazines. The following is an aging analysis of trade receivables presented based on the invoice date at the end of the reporting period:

	2022 HK$’000	2021 HK$’000
Within 60 days	72,316	75,238
61 – 90 days	35,363	2,785
91 – 180 days	16,347	4,608
181 – 365 days	4,589	762
Over 365 days	283	400

	128,898	83,793

11.	CONTRACT ASSETS

	2022 HK$’000	2021 HK$’000
Provision of advertising spaces	5,154	1,484

The contract assets primarily relate to the Group’s right to consideration for the advertisement launched in the online platform or social media platform but not billed because the rights are conditioned on the satisfaction of the target impression rate or click rate pursuant to the contract. The contract assets are transferred to trade and unbilled receivables upon the satisfaction of the target impression rate or click rate and the end of advertising period.

As at 31 March 2022 and 2021, all contract assets are expected to be settled within 1 year, and accordingly classified as current.

12.	TRADE AND OTHER PAYABLES

	2022 HK$’000	2021 HK$’000
Trade payables	14,639	18,669
Commission payable to staff	23,161	20,312
Accrual for campaign cost (Note)	33,025	61,880
Accrual for staff bonus	23,557	–
Accrual for professional fee related to Merger	16,738	–
Other payables and accrued expenses	34,588	17,025

	145,708	117,886

Note:	Accrual for campaign cost represents the best estimate of accrual for expenses incurred for rendering the creative agency campaign and media project which include video shooting and photography.

The average credit period on purchases of goods is 30 days. The aging analysis of the Group’s trade payables below is presented based on the invoice date at the end of the reporting period:

	2022 HK$’000	2021 HK$’000
Within 30 days	10,240	12,502
31–60 days	1,401	1,462
61–90 days	404	53
Over 90 days	2,594	4,652

	14,639	18,669

13.	CONTRACT LIABILITIES

	2022 HK$’000	2021 HK$’000
Provision of advertising spaces (Note (a))	5,891	7,694
Sales of goods through online retail platform (Note (b))	4,872	1,326
Customer loyalty scheme (Note (c))	839	–

	11,602	9,020

Notes:

(a)	The Group receives 50% of the contract value as deposits from new customers when they sign the contracts for provision of advertising spaces and services for creative agency projects. The deposits and advance payment schemes result in contract liabilities being recognised until the advertisement launched in relevant spaces and relevant benefits received by the customers.

During the year ended 31 March 2022, the Group has recognised revenue of HK$7,694,000 (2021: HK$3,701,000) that was included in the contract liabilities balance at the beginning of the respective year. All contract liabilities attributable to the provision of advertising spaces and services for creative agency projects as at 31 March 2022 are expected to be recognised as revenue within one year.

(b)	When the Group receives the payment in full before the goods is shipped/delivered, this will give rise to contract liabilities at the start of a contract, until the revenue recognised when the goods is shipped/delivered to the customers.

During the year ended 31 March 2022, the Group has recognised revenue of HK$1,326,000 (2021: HK$728,000) that was included in the contract liabilities balance at the beginning of the respective year. All contract liabilities attributable to the sales of goods through online retail platform as at 31 March 2022 are expected to be recognised as revenue within one year.

(c)	The Group grants award credits for customers for sales under the Group’s customer loyalty scheme. The customers can use the award credits to purchase the goods through the Group’s online retail platform in future purchases. The award credits have no expiration.

14.	LEASE LIABILITIES

	2022 HK$’000	2021 HK$’000
Lease liabilities payable:
Within one year	15,919	15,763
In more than one year but not more than two years	19,352	14,408
In more than two years but not more than five years	35,122	37,926
More than five years	3,555	13,682

	73,948	81,779
Less: Amount due for settlement with 12 months shown under current liabilities	(15,919)	(15,763)

Amount due for settlement after 12 months shown under non-current liabilities	58,029	66,016

Weighted average incremental borrowing rates applied to lease liabilities range from 2.85% to 3.50% (2021: 2.85% to 3.50%).

15.	SHARE CAPITAL

The movements in the Company’s authorised and issued ordinary share capital are as follows:

	Number of shares	Share capital HK$
Ordinary shares of HK$0.01 each
Authorised:
At 1 April 2020, 31 March 2021 and 31 March 2022	6,000,000,000	60,000,000

Issued:
At 1 April 2020	2,023,062,500	20,230,625
Exercise of share options	22,866,667	228,667

At 31 March 2021	2,045,929,167	20,459,292
Exercise of share options	1,166,667	11,667
Issuance of ordinary shares	6,533,397	65,334

At 31 March 2022	2,053,629,231	20,536,292

The new shares rank pari passu with the existing shares in all respect.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

On 25 March 2021 (after trading hours), the Company entered into an investment agreement with Avex Investment Inc. (the “Investor”) pursuant to which the Company agreed to issue and the Investor agreed to subscribe 6,533,397 Shares at HK$1.05924 per Share (the “Subscription”). Completion of the Subscription took place on 9 April 2021. As at the date of this announcement, the proceeds from the Subscription of approximately HK$6.9 million had already been applied as general working capital of the Group. Please refer to the announcement of the Company dated 25 March 2021 for details.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the year ended 31 March 2022.

CORPORATE GOVERNANCE PRACTICE

The Company recognizes the importance of corporate transparency and accountability. The Company is committed to achieving and maintaining a high standard of corporate governance, as the Board believes that effective corporate governance practices are key to obtaining and maintaining the trust of the shareholders and other stakeholders of the Company, and are essential for encouraging accountability and transparency so as to sustain the success of the Group in its creation of long-term value for the shareholders of the Company.

To the best knowledge of the Board, the Company has met the code provisions set out in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during the year ended 31 March 2022, save for the deviations from the code provisions C.2.1.

Code provision C.2.1 of the CG Code stipulates that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive should be clearly established. Mr. Ma Pak Wing Kevin currently assumes the role of both chairman and chief executive officer of the Company. The Board considers that consolidation of these roles by Mr. Ma provides strong and consistent leadership to the Company which facilitates effective planning and efficient management of the Company.

Furthermore, having considered Mr. Ma’s extensive experience in the digital media industry, the relationships Mr. Ma has built with the customers and the historical development of the Group, the Board considers that it is beneficial for the Group for Mr. Ma to continue to act as both Chairman and Chief Executive Officer of the Company.

DIRECTORS’ SECURITIES TRANSACTIONS

The Company adopted the required standard of dealings set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as part of its code of conduct regarding Directors’ transactions in the securities of the Company. Specific enquiry has been made of all the Directors and all Directors confirmed that they had fully complied with the required standard of dealings and there was no event of non-compliance throughout the period from 1 April 2021 to the date of this announcement.

AUDIT COMMITTEE

The audit committee of the Company consists of three members, being the three independent non-executive Directors, namely Mr. Wong Kai Chi (Chairman), Ms. Poon Lai King and Ms. Kwan Shin Luen Susanna. The audit committee has reviewed the consolidated financial statements of the Group for the year ended 31 March 2022 and is of the opinion that the consolidated financial statements of the Group for the year ended 31 March 2022 comply with applicable accounting standards, the Listing Rules and that adequate disclosures have been made.

EVENTS AFTER THE REPORTING PERIOD

On 3 April 2022, the Company, Iron Spark, and Hypebeast WAGMI Inc. (the “Merger Sub”), a wholly-owned subsidiary of the Company, entered into the Merger Agreement, pursuant to which, subject to satisfaction of the conditions precedent stipulated under the Merger Agreement, (a) Merger Sub will merge with and into Iron Spark, with Iron Spark being the surviving entity in the Merger, and after giving effect to the Merger, Iron Spark will become a wholly-owned subsidiary of the Company; and (b) each Iron Spark Share issued and outstanding immediately before completion of the Merger will be cancelled and automatically converted into the right to receive, without interest, one consolidated share at completion of the Merger.

Concurrently with the signing of the Merger Agreement, several investors (the “PIPE Investors”) have entered into the PIPE Share Subscription Agreements with the Company, pursuant to which the PIPE Investors have conditionally agreed to subscribe for, and the Company has conditionally agreed to issue, the subscription shares at the subscription price, being an issue price identical to the consideration share issue price, for an aggregate subscription price of US$13,335,000 (equivalent to approximately HK$104,013,000), substantially concurrently with (and subject to) completion of the Merger.

On 5 May 2022, the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 for the consideration shares to be issued.

Details of the above are set out in the announcements of the Company dated 3 April 2022 and 6 May 2022.

Save for the above, there has been no important events subsequent to 31 March 2022 and up to the date of this announcement, which would affect the Group’s business operations in material aspects.

Hong Kong, 29 June 2022

As at the date of this announcement, the executive Directors are Mr. Ma Pak Wing Kevin and Ms. Lee Yuen Tung Janice; and the independent non-executive Directors are Ms. Poon Lai King, Mr. Wong Kai Chi and Ms. Kwan Shin Luen Susanna.